UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                December 5, 2006


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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MISCELLANEOUS

NOVO NORDISK ANNOUNCES MAJOR EXPANSION OF ITS DIABETES CARE FIELD
FORCE IN THE US

Novo Nordisk today announced plans to expand its diabetes care field force in the US, from around 1,200 to approximately 1,900 people. The expansion, which will take place during the first half of 2007, is designed to further strengthen Novo Nordisk's position in the US insulin market and to increase the company's 'share of voice' in the competitive market for diabetes products.

The US insulin market is a key growth market for Novo Nordisk and with its more than 40% share of this market (measured in volume) Novo Nordisk is today the clear market leader.

The field force expansion will support Novo Nordisk's complete portfolio of modern insulins (insulin analogues): Levemir(R), a long-acting insulin, NovoLog(R) Mix 70/30 (NovoMix(R) 30 outside the US), a premixed formulation of rapid-acting and intermediate-acting insulin, and NovoLog(R) (NovoRapid(R) outside the US), a rapid-acting insulin. The expanded field force will make it possible to reach more primary care physicians and increase the frequency of visits to both primary care physicians and endocrinologists.

Martin Soeters, president of Novo Nordisk Inc, said: "So many people with diabetes are still not in acceptable glycaemic control. That is why we are very pleased to announce the significant field force expansion in the US market which will support our complete portfolio of insulin analogues as well as our leading insulin injection device, FlexPen(R). The expansion will prepare our organisation for future launches of additional innovative diabetes products that we currently have in clinical development."

The expansion does not change the financial outlook for 2006 or the preliminary guidance for 2007 which was provided in Novo Nordisk's financial statement for the first nine months of 2006 on 27 October, based on the currency exchange rates prevailing at the end of October 2006

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,000 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


CONTACTS FOR FURTHER INFORMATION:

Media:                               Investors:

Outside North America:               Outside North America:
Mike Rulis                           Mogens Thorsager Jensen
Tel: (+45) 4442 3573                 Tel: (+45) 4442 7945
E-mail: mike@novonordisk.com         E-mail: mtj@novonordisk.com

                                     Christian Qvist Frandsen
                                     Tel: (+45) 4443 5182
                                     E-mail: cqfr@novonordisk.com

                                     Hans Rommer
                                     Tel: (+45) 4442 4765
                                     E-mail: hrmm@novonordisk.com

In North America:                    In North America:
Susan T Jackson                      Mads Veggerby Lausten
Tel: (+1) 609 919 7776               Tel: (+1) 609 919 7937
E-mail: stj@novonordisk.com          E-mail: mlau@novonordisk.com

Stock Exchange Announcement no 36 / 2006





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 5, 2006                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer